EXHIBIT 99.77C

Sub-Item 77C:

Matters submitted to a vote of security holders.

A Special Meeting of Shareholders of the Hawaii Municipal Fund and the Hawaii Intermediate Fund was held on December 18, 2007. Shareholders of both Funds approved Proposal (1), an amendment to First Pacific Mutual Fund Inc.'s charter to permit First Pacific Mutual Fund, Inc. to effect the reorganization described in Proposal (2). Shareholders of the Hawaii Intermediate Fund approved Proposal (2), a Plan of Reorganization and the transactions contemplated thereby, including the transfer of all the assets and liabilities of the Hawaii Intermediate Fund to the Hawaii Municipal Fund in exchange for shares of the Municipal Fund. Shareholders approved the Reorganization and the assets and liabilities of the Hawaii Intermediate Fund were transferred to the Hawaii Municipal Fund on December 24, 2007. The following represents the voting results of each proposal considered at the meeting.


Proposal (1)
                          Shares Voted        % of Voted       % of Total
FOR                       9,452,653.144         96.512%          61.681%
AGAINST                     133,376.210          1.362%           0.870%
ABSTAIN                     208,260.120          2.126%           1.359%

Proposal (2)
                          Shares Voted        % of Voted       % of Total
FOR                       1,013,768.108         96.773%          61.455%
AGAINST                           0.000          0.000%           0.000%
ABSTAIN                      33,802.526          3.227%           2.049%